

April 27, 2015

Via E-Mail

Jennifer A. Tenenbaum, Esq.
Senior Counsel and Assistant Secretary
Imation Corp.
1 Imation Way
Oakdale, MN 55128

> **Re: Imation Corp.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Response dated April 20, 2015**
> **File No. 001-14310**

Dear Ms. Tenenbaum:

We have reviewed your response and have the following comments.

Definitive Additional Soliciting Materials on Schedule 14A

General

1.   Please provide further support for your belief that Clinton may engage in plans for the company that could involve ROI Acquisition II. In this regard, please expand upon your factual basis supporting or linking ROI Acquisition II's plans to invest in a target company and Imation. For example, please explain why or how the company may be a suitable target for this type of transaction. Please be specific. In addition, we note that an acquisition of Imation by ROI Acquisition II would appear to frustrate Clinton's apparent interest in maximizing the company's federal net operating loss carryforwards and state income tax loss carryforwards. Please reconcile these responses.

2.   Please disclose the substance of your response to comment 1, bullet point six, relating to your position to deliver substantial growth and shareholder value, and bullet point seven, relating to Microsoft's expected release of Windows 10.

3.   Please clarify, if true, the "special opportunities" and "acquisition strategy" you reference that are unavailable to "other shareholders," in response to comment 4, relate solely to your belief that Clinton's plans could involve ROI Acquisition II. If not, please disclose a reasonable factual basis for your beliefs with respect to other opportunities or acquisition strategies.

4.   We note your response to comment 4. Please tell us, or disclose, in greater detail, the factual foundation for your belief that the Clinton nominees have questionable backgrounds.

5.   We note your statement "assuming that the three current Imation Directors decide to stay on the Board for some time following the election, which is a questionable assumption…" Please disclose this assumption and viewpoint. Further, please disclose and discuss your reasoning behind this assertion.

        Please direct any questions to Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                        Sincerely,

                                        /s/ Daniel F. Duchovny
                                        Daniel F. Duchovny
                                        Special Counsel
                                        Office of Mergers and Acquisitions